Exhibit 99.2

MDxHealth Announces Launch of Offering of Ordinary Shares

IRVINE, CA, and HERSTAL, BELGIUM –September 25, 2024 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, announced the launch of a proposed offering of $40.0 million of ordinary shares of the Company without nominal value (“Ordinary Shares”) in a registered public offering (the “Offering”). The Company also expects to grant the underwriters a 30-day option to purchase up to 15% of the Ordinary Shares being offered, excluding any Ordinary Shares purchased directly from the Company in the Offering pursuant to any separate Securities Purchase Agreement. TD Cowen and William Blair are acting as joint book-running managers for the Offering. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering, including the price per Ordinary Share and number of Ordinary Shares sold in the Offering.

The Ordinary Shares described above are being offered by mdxhealth pursuant to a registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to the Offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy securities of the Company nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification or publication of an offering prospectus under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities, if at all, will be made in accordance with the registration requirements of the United States Securities Act of 1933.

Copies of the preliminary prospectus supplement, and accompanying base prospectus relating to this offering, may be obtained from TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by email at TD.ECM_Prospectus@tdsecurities.com or by telephone at (855) 495-9846 and William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, or by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

IMPORTANT INFORMATION

This press release contains forward-looking statements regarding the proposed offering and the intended use of proceeds from the offering. The offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially, including those risks disclosed in the section “Risk Factors” included in the preliminary prospectus supplement for the offering and in greater detail in our filings with the SEC. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of mdxhealth in any jurisdiction. No securities of mdxhealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium. Belgian investors, other than qualified investors within the meaning of Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”), will not be eligible to participate in the Offering (whether in Belgium or elsewhere). The transaction to which this press release relates will only be available to, and will be engaged in only with, in member states of the European Economic Area, persons falling within the meaning of Article 2(e) of the Prospectus Regulation, and in the United Kingdom, investment professionals falling within article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within article 49 (2), (a) to (d) of the Order and other persons to whom it may lawfully be communicated.